 Exhibit 99.1

First Mining Publishes Third Annual ESG Report

VANCOUVER, BC, June 27, 2024 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce the publication of its third annual Environmental, Social and Governance ("ESG") Report for the 2023 year ("ESG Report").  The ESG Report is part of the Company's ongoing and annual commitment to communicate our past achievements and share information on efforts made and to be made, showcasing our dedication to sustainable practices, ethical conduct and transparent governance, highlighting the strategic importance of these efforts in shaping First Mining's ongoing development.  The ESG Report has been drafted with consideration of the Sustainability Accounting Standards Board ("SASB") reporting standards.

2023 Sustainability Highlights:

  Safety Performance: 0 total recordable injury cases and 174 hours of health and safety training provided.
  Diversity & Inclusion: 43% full-time employees are female and 19% full-time employees self-identify as Indigenous.
  Environment: Completion of the local Caribou and Wolverine habitat assessment programs.
  Community Investment: Over $4.7 million in goods and services spent locally, including Indigenous owned businesses. $1.3 million in capacity support to Indigenous communities.

"First Mining is excited to publish our third annual ESG report as we continue to work collaboratively at our two flagship assets," stated Dan Wilton, CEO of First Mining.  "At our Springpole Gold Project, we have been working to provide meaningful opportunities for engagement with communities and regulators over the past year as we prepare to submit our final environmental assessment document in 2024.  At our Duparquet Gold Project, we have continued to collect and update targeted environmental baseline data and are working with the Municipality of Duparquet and its residents on project planning initiatives.  At First Mining, the principles of ESG are deeply embedded in how we operate every day. One of our core values is 'we embrace challenges and continuously strive for optimal solutions' and is a cornerstone of our business philosophy as well as our approach to ESG.  We welcome your feedback and look forward to continuing our story as we take both our Springpole and Duparquet projects and First Mining into the future."

First Mining's 2023 ESG Report is available at: https://firstmininggold.com/esg/esg-report/

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement ("EIS") for the project published in June 2022, and the Duparquet Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Firefly Metals Ltd.) and the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.).

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2023 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com, Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 27-JUN-24